U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

Red Reef Laboratories International, Inc.
(Name of small business issuer in its Charter)

Florida	75-3086416
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

450 Fairway Drive, #103
Deerfield Beach, FL 33441
(Address of principal executive offices)

954-725-9475
(Issuer's telephone number, including area code)

Copies to:
Greentree Financial Group, Inc.
7951 SW 6th ST Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None	N/A

  Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Red Reef Laboratories International, Inc. (the "Company," “we”, “our”, “RRLB”) is a highly specialized company focusing on providing superior surface decontamination products and specialized services in the fight against bacteria, viruses and fungi (mold) infestations of our living environment.

We employ and market an EPA registered, Sub Registration product. It is a multipurpose, broad spectrum antimicrobial and biocide.  The formula is based on surface active agents; benzalkonium chlorides that are field-tested as fast-acting germicides, algaecides, fungicides, and even in medical applications as a disinfecting wound irrigant and antiseptic. Similar products are available from competitors; however, RRLB will, in the near future out-source to an independent lab, tests required by the EPA on our proprietary formula to support our claims relative to label content. For now we call it BioClear One. It is Red Reef Intellectual Property.

We utilize environmentally and human friendly, but most effective products, based on superior germicidal and veridical components which are blended with state-of-the-art, proprietary delivery and surface active substances, and thus establishing a diversified portfolio of Intellectual Property.

Specific proprietary technology is licensed to RRLB exclusively. Formulas for various applications are the exclusive property of RRLB.

INTRODUCTION

Health risks linked to mold exposure and its resultant toxins are driving an enormous industry of testing, identification, remediation, and repair of infected buildings. There currently exists a huge backlog of demand for effective solutions to this mold "crisis" that is forecasted to continue unabated for years to come. The Red Reef BioClear System focuses on water intrusion and the resultant damage to building structures, including single-family residential, multi-unit residential, commercial, retail, hotel, office, industrial, institutional, and healthcare facilities. Clients will either pay for our services directly, or through settled insurance claims. Direct pay clients will be building owners and managers. Insurance clients will be attorneys, adjusters and their superiors.

Most data available describing the mold remediation industry is almost exclusively supplied by the insurance industry, and does not document activity by segments (i.e. residential, commercial, industrial, and institutional). The industry trade associations provide little credible guidance other than to promote their owners' agendas. Though accurate data about total dollars and share of the mold remediation market is scarce, we can provide substantial anecdotal evidence and information from various sources, as well as examples of activities, which will impact the market and contribute to its continued growth.

OBJECTIVES

The objective of RRLB is to become the premier mold remediation company in Florida and beyond. We will utilize a unique "streamlined" decontamination process enabled by new state-of-the-art mold-killing products that create exceptional profit potential. Leveraging our exclusive proprietary technology to these products, we will develop additional applications in other industries creating new revenue opportunities. We intend to use infusions of capital and/or debt to launch operations, secure or develop exclusive synergetic product rights, establish a market position, and achieve significant financial goals.

PRODUCTS

Our family of proprietary products, specifically designed to control and eliminate the presence and growth of mold and mildew on all surfaces, significantly changes for all time the way we address the presence of mold spores. Our aqueous surfactant may be applied by spraying, misting wiping or soaking. In the process of decontamination, the use of Red Reef products, in most cases, eliminates the need for tearing down walls or removing and encapsulating mold-bearing materials. As long as the building materials are not compromised to the extent that they are no longer serviceable, the mere presence of mold or mildew does not necessitate their replacement. Red Reef technology will, in all cases, destroy the spores’ protective shells and expose and kill the germ within. This is accomplished in most cases with little or no scrubbing. Of course there are different products for hard surfaces, carpeting, drapes and all soft material and of significant importance, HVAC systems. A typical building envelope, commercial or residential, normally evacuated under current practices for the removal and encapsulation of mold and mildew, can be completely remediated in hours rather than days or weeks and may safely be occupied immediately upon completion. One very important reason this is so is because Red Reef products are environmentally safe and human friendly. Only our hard surface cleaner, TKO, requires special handling, but is quickly neutralized once it has accomplished its task.

Our hard surface decontaminant contains 5% Sodium Hypochlorite in a unique, proprietary surfactant blend. All other products in our library are non-toxic, non-corrosive, environmentally benign and human friendly and are formulated with the same proprietary surfactant blend.

One of RRLB’s lead products is EPA registered as a multipurpose, broad spectrum antimicrobial and biocide.  The formula is based on non-ionic surface active agents; benzalkonium chlorides that are field-tested as fast-acting germicides, algaecides, fungicides, and even in medical applications as a disinfecting wound irrigant and antiseptic.

This formula comprises of a blend of proprietary components which provides an advanced sanitizing, disinfecting, deodorizing and cleaning tool for general use in demanding decontamination applications, for healthier environments in homes, hospitals, nursing homes, schools, food processing plants and other facilities where controlling biological hazards is of prime importance.

BioClear One features our core technology; far superior to competitors’ products, including the sub-registration Red Reef now markets. Similarly, it contains components that provide an advanced sanitizing, disinfecting, deodorizing and cleaning tool for general use in demanding decontamination applications. BioClear One is a safer, highly effective, easily applied product for a healthier environment in homes, hospitals, nursing homes, schools, food processing plants and other facilities where controlling biological hazards and cross-contamination is of prime importance; in addition to eliminating, not masking odors. What sets us apart is our ability to break surface tension on contact, spread and seek moisture, accomplishing any mission quickly and thoroughly. This activity allows us to use smaller concentrations of active ingredients without compromising effectiveness; hence, environment and human friendly. We’re different. We’re better.

When formulated as an “all in one” disinfectant, detergent, deodorizer, mildewstat, fungicide, sanitizer and virucide, it may be packaged and tailored for specific applications. Our goal is to produce a final product that will prove to be highly effective against a great number of harmful bacteria such as Pseudomonas aeruginosa, E-coli, Salmonella, Streptococcus (including Clinical-Flesh Eating Strain), BIRD M3 and Staphylococcus.

Effective on surface virus contamination with Influenza A2, Herpes Simplex I, Adenovirus Type II, HIV and Vaccinia Virus (a representative of the pox virus), it is compliant with all hospital requirements. Its proprietary chemical catalyst triggers rapid spread, penetration and coverage, quickly carrying the active “fighting” components to operation even in the presence of organic soil (5% blood serum). (i.e.: trauma sites.)

Red Reef Silver Bullet Technology® for Bio-Defense

A specifically designed bio-defense variation is Red Reef Silver Bullet Technology® using the same proprietary catalysts and specific optimized active components that have been proven to be effective sporicide sterilants. In two separate military-sponsored and funded tests, Red Reef® achieved a 100% kill against biological Anthrax surrogates and two strains of weaponized bacterium Anthrax in less than 30 minutes. It is easier and safer to use than known competitive products. The competitive product (Chlorine Dioxide Gas), most commonly used, requires 12 hours to achieve a similar result, yet is toxic and corrosive. Silver Bullet Technology® has broad military and homeland defense bio-defense applications.

The uniqueness of our technology is the combination of active bacteria-killing components with “accelerator” factors, resulting in maximum sterilization and decontamination in the shortest period of time, using highly diluted, hence safer formulas.

SB4 Pet Habitat, for use in veterinary offices or hospitals, can be used to deodorize and clean public areas, waiting rooms, restrooms and other shared spaces. In addition, it can be used to clean pet and animal cages, feeding areas, dog runs and examination and operating rooms.

The Company has recently formulated a line of veterinarian products for horses to be marketed under the trade name Sound Equine™. These field-tested, highly effective formulas are designed to eliminate fungal infections commonly affecting horses’ shanks and hooves. EPA and FDA tests are required.

Advanced Mold Remediation

Red Reef’s Protocol for mold remediation enables simplified and truly effective maintenance. Any site where mold of any description is present can be restored without tearing down of walls or dissecting A/C ducts. The active products can be applied by misting into ducts, wall cavities and rooms and are harmless to the integrity of exposed surfaces. The same delivery system tested by the US Marines and found effective against live and weaponized anthrax spores has been commercialized and destroys mold and fungal spores in homes and commercial buildings, providing healthier living environments.

RR Hard Surface Mold and Mildew Disinfectant (commercial name, TKO), is EPA approved.

RR BioClear 2000

APPLICATION: RR BioClear 2000 is an active and effective biocidal decontamination product. Its advanced technological composition, however, makes it extremely gentle and safe for its applications.

RR BioClear 2000 is a water-based broad spectrum anti-microbial that is non-toxic, non-corrosive, non-flammable, environmentally benign and human friendly.

The unique delivery system of RR BioClear 2000 has the ability to eliminate biological contamination* (including offensive or foul odors) without destroying or corrupting the contact surfaces and materials it resides on. The proprietary delivery system quickly breaks the surface tension - immediately allowing for quick spread, complete saturation and penetration of the biocidal product into the target area's smallest nooks, crannies and tiniest cracks. RR BioClear 2000 kills harmful biological matter on contact.

The RR BioClear 2000 technology allows for retention and restoration of most contaminated sites, without a "removal and replacement" strategy other decontamination technologies suggest as a remedy to a contaminated area.

BioClear 2000 is versatile - it can be wet fogged, sprayed, mopped, sponged or wiped on any surface or fabric. BioClear 2000 will decontaminate an area without danger to the technician applying the product, and to the environment or any surface, it comes in contact with, including delicate fabrics, metals or electronics.

In fact, wet fogging is highly recommended when addressing contaminated rooms, wall cavities, or hard to reach places, something a corrosive product can never be applied to.

RR BioClear 2000 is a sensible, environmentally friendly, responsible and effective solution to a great number of biological contaminations.

RR Healthy Solutions 6000 (Marketed as TKO)

APPLICATION: A most effective and tested mold and algae remover.

RR Healthy Solutions 6000 acts by eradicating mold and algae growth to the roots. In doing so, it significantly delays re-growth of mold and algae on affected and vulnerable areas.

As a professional bioactive remedy, Healthy Solutions 6000 is categorized as a Dangerous Good (Corrosive 8), with bleach (Sodium Hypochlorite) as one of the active components. It must be handled carefully in its concentrated form. However, as soon as it is diluted 1: 1 with water, it becomes harmless to the environment.

Healthy Solutions 6000 has been designed for indoor and outdoor use.

It has been carefully tested and successfully used on the following areas:

•	Concrete areas, including driveways
•	Terracotta tiles and roof tiles.
•	Sandstone surfaces.
•	Residential and public bathrooms and washrooms.
•	Outside walls (including painted walls).
•	Residential house remediation.
•	Building framework anti-mold treatment.
•	Wallboards.
•	Ceilings.
•	Basements
•	Canvas, including tents, sails, and patio umbrellas

RR Healthy Solutions 6000 has a strong bleach odor that can linger, especially if used indoors. A systemic and recommended solution to eliminate this odor is to fog the area with BioClear 2000 after application.

As an adjunct to mold remediation, Red Reef has developed Indoor/Outdoor Mold Resistant Paint, now tested and market ready.

DISTRIBUTION

Services are currently being provided utilizing our proprietary formulas in the area of mold remediation. Red Reef will continue to develop business and awareness for the BioClear Brand. We will continue to develop business locally and gradually expanding the local presence to reach adjoining territories. We acquired real estate in Napoleonville, LA for several reasons; as a launching site for our remediation business, we feel the region presents challenges in restoration and remediation since Katrina that we are able to address competitively, affording an opportunity for immediate recognition and growth. It is Red Reef’s intention to create a One Stop Emergency Restoration and Remediation Company able to offer superior service in all areas of restoration. Napoleonville is strategically located midway between New Orleans and Baton Rouge, ideal for the remediation industry as well as future development of the land. The site consists of 70 + acres of land and buildings.

Other proprietary products will be designed for distribution through direct business to business routes such as to veterinarian facilities and hospitals, municipalities for the maintenance of public spaces, schools and medical facilities. We will also attempt to distribute to other service industries such as those companies that specialize in cleaning and sanitizing Animal Husbandry facilities and equipment as well as HVAC cleaning service companies

Other products are being developed for distribution through wholesalers to retail outlets and as well as e-commerce sales.

ACQUISITION OF ENVIRONMENTALLY DISTRESSED PROPERTIES

Red Reef has entered into a Joint Venture with JDM Capital Corp., in New York City. The new company is called JDM Reef Capital Management, LLC which will seek out environmentally distressed properties and evaluate the scope of remediation and restoration required to restore maximum value to the property. JDM Reef Capital Funding will then arrange the funding for purchase and restoration. Red Reef will perform the restoration, using Red Reef products and protocols, and the property will be offered for sale at full value. JDM/Reef Capital Funding is independently owned by JDM Capital, Inc., and their associates. JDM Capital Corp. is an unrelated full-service real estate investment, asset management, and special servicing company headquartered in New York City. A copy of our joint venture agreement with JDM is attached as an exhbit to this filing.

COMPETITIVE BUSINESS CONDITIONS

The healthy environment cleaning and sanitizing markets are dominated by larger and better financed companies with established distribution.

We believe our unique approach at the way we deliver our chosen disinfecting agents at targeted bacteria, virus and fungi will allow entry into a small percentage of our chosen market.

RRLB’s competitive edge is well established by combining innovative ideas for novel and superior products and formulations in the general field of healthy environments and quality of life. Unique, scientifically sound products designed by Red Reef Laboratories open attractive market niches that large and well established companies neglect in spite of their obvious market dominance.

The conservative approach for mold remediation for instance, continues to follow the guidelines set forth in protocols for asbestos removal. This practice involves the removal, encapsulation and replacement of building materials where toxic mold is evident. Red Reef BioClear protocol in this application is far more advanced and calls for the removal and replacement of building materials only when the materials are compromised by water or rot. After removal of apparent mold with BioClear products, wood structures, dry walls, and in many instances even carpeting are restored to serviceable condition. Red Reef BioClear protocol is far more economical, faster and more efficient than most competitors’ methods of tearing out and replacing building materials as the method prescribed and approved by most States. These competitors have a temporary advantage over a new and more sophisticated protocol since they are also well established as catastrophe water intrusion, fire and smoke remediators and are often licensed building contractors; the status quo feeds directly into their profit centers. The fact remains that no other protocol for toxic mold removal proves to be as cost effective, easy to apply, or provides healthy indoor air quality with minimal intrusion.

Similar obstacles we face in mold remediation exist in the specific markets we intend to increasingly penetrate with our innovative and superior technology. Large, well established financially strong companies dominate the product fields for animal husbandry, for special veterinary applications, for bio-defense in military and homeland defense applications, for hospital and nursing home contamination problems, and for specific skin care and cosmetics; however, we have extrapolated our extremely positive field and test results with our scientifically formulated advanced products in these very fields and have identified a significant and realistic potential for us to expand in these multi-billion dollar markets. Red Reef will rely on advertising, public relations and market requirements to create and capitalize on market awareness, exploit identified niche markets and concentrate on those areas that indicate acceptance and approval and whenever possible fill vacuums that exist.

INTELLECTUAL PROPERTY

Trademarks

BioClear:  Environmental remediation, namely cleaning and disposal of mold from commercial buildings, homes and educational facilities and construction and repair of commercial buildings, homes and educational facilities in International Class 037.

Silver Bullet: Preparations for decontamination of chemical agents, biological agents and industrial chemicals. International Class 001.

EPA Registration

Healthy Solutions 6000 EPA Reg. No. 80434-1.
A Mold, Mildew and Algae Chlorinated Cleaner and Sanitizer for Hard Surfaces. Also for Water Treatment.

BioClear 2000  EPA Reg. No. 1839-81-80434.
Advanced Detergent/Disinfectant/Cleaner/Mildewstat (on hard inanimate surfaces) /Fungicide(against pathogenic fungi)/Deodorizer/Disinfectant/Virucide.

BioClear FF Poultry and Swine Premise Disinfectant Cleaner EPA REG. NO. 1839-166-80434
A phosphate free formulation designed to provide effective cleaning, deodorizing, and disinfection specifically for food processing plant, hog farms, poultry and turkey farms and egg processing plants, meat/poultry processing plants, meat/poultry producing establishments, veterinary clinics, animal life science laboratories, kennels, breeding and grooming establishments, pet animal quarters, zoos, pet shops, tack shops and other animal care facilities.

BioClear® MD Hospital Disinfectant/Cleaner EPA REG. NO. 1839-83-80434
Designed specifically as a general non-acid cleaner and disinfectant for use in homes, hospitals, nursing homes, patient rooms, operating rooms, and ICU areas where housekeeping is of prime importance in controlling the hazard of cross contamination.

GOVERNMENT REGULATION ISSUES

The company does not foresee any substantial changes that could adversely affect the business of the company at this time.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE, AND LOCAL)

The company is not producing any products that are hazardous to the environment and does not foresee any changes in the business line that could adversely affect the environment. The company does not anticipate any material costs for environmental compliance for its business activities.

GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

At present, the company has finalized two formulations that are production ready and still require a data set that included the EPA's "Six Pack Toxicity" requirements needed for products that are classified under FIFRA (the Federal Insecticide , Fungicide, Rodenticde Act) in which these types of "pesticide" products (surface disinfects) are regulated. In addition to toxicity studies, specific efficacy tests on specific organisms are required. With these two pieces of data and the creation of a label specifying the company’s requested site and uses for the products, they would then submit these packages to the EPA for their review and ruling.

The first is a formula tested on behalf of the USMC against weaponized Anthrax and would be targeted initially as a surface disinfectant useable in Animal Husbandry applications such as disinfecting facilities and equipment used in livestock production including poultry farms.

The second formula is targeted as a broad-use surface disinfectant that would include use for mold, mildew and fungi surface disinfection, as well as site uses in animal husbandry, veterinarian and medical facilities and certain pieces of equipment, food and non-food surfaces.

Once the company has submitted the data and has a final version label acceptable to the EPA, the products will be available to bring to market for the uses and site applications mentioned.

RESEARCH AND DEVELOPMENT

We spent a total of approximately $3,000 on research and development activities during the last two fiscal years. All such costs were absorbed by the company and none were borne directly by customers.

EMPLOYEES

The Company currently has three (3) full time employees and one (1) part time employee. The Company has recently hired Nathan Evans as Chief Operating Officer with a start date and compensation to be determined. Mr. Evans has been appointed to the Advisory Board and will assist the company in that capacity until his services are needed full time to expand the remediation business.

RISK FACTORS

There are many factors that affect the Company’s business, operating results and financial conditions, many of which are beyond its control. The following is a description of the most significant factors that might cause the actual results of operations in future periods to differ materially from those currently expected or desired.

The Company’s limited operating history and near absence of revenues makes evaluation of our business and prospects difficult.

We have received a report from our independent auditors on our financial statements for fiscal years ended September 30, 2006 and 2005. The footnotes to our financial statements list factors, including limited revenues since incorporation that raise some doubt about our ability to continue as a going concern. We recorded revenues of $126,575 and $12,224 for the years ended September 30, 2006 and 2005, respectively.

The Company does not expect to pay dividends on our common stock.

It is unlikely any dividends will be paid on the Shares in the near future; and there are no legal requirements or promise made by the Company to declare or pay dividends, and even if profitable, the Company may elect to use the profits for the business in lieu of declaring any dividends.

Natural disasters, including earthquakes, fires and floods, could severely damage or interrupt the Company’s systems and operations and result in an adverse effect on the Company’s business, financial condition or results of operations.

Natural disasters such as fire, flood, earthquake, tornado, power loss, break-in or similar event could severely damage or interrupt the Company’s systems and operations and/or result in temporary or permanent loss of manufacturing capability. Great delays could be experienced; power outages and communication blackouts could occur that would effectively halt, indefinitely, operations or that would cripple the Company at this critical growth stage.

Management, though experienced in this field, is small and may not be able to handle fast growth in time to train additional managers. This could bring to bear undue strain on the Company that could derail growth.

We may not be able to sell our products effectively if our management does not have adequate time and resources to conduct our distribution activities. Moreover, as our sales grow, the strain on our management to sell and distribute products may increase. In the event that we decide to retain distributors, we may not be able to establish relationships with distributors. In addition, we may incur additional costs and business delays and interruptions in sourcing distributors.

The revenue sources may take significantly longer to implement than planned. This could exhaust the Company’s revenues and bring operations to a halt.

The market for environmentally friendly sanitizing products is new and evolving. As a result, demand and market acceptance for our products is uncertain. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products do not achieve or sustain market acceptance, our business could be harmed.

Extreme market conditions of high inflation, low inflation, easy access to financing or a tightening of the money supply could hamper the effects of the Company’s advertising, marketing and sales efforts.

The desire for our products is strongly influenced by the condition of the economy, access to credit and the condition of the financial markets.

The Company has substantial near-term capital needs; we may be unable to obtain the additional funding needed to enable us to operate profitably in the future.

We will require additional funding over the next twelve months to develop our business estimated to be equal to $100,000. Presently, we have only $15,143 worth of liquid assets with which to pay our expenses. Accordingly, we will seek outside sources of capital such as conventional bank financing; however, there can be no assurance that additional capital will be available on favorable terms to us. If adequate funds are not available, we may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms.

In addition, we have no credit facility or other committed sources of capital sufficient to fund our business plan. We may be unable to establish credit arrangements on satisfactory terms. If capital resources are insufficient to meet our future capital requirements, we may have to raise funds to continue development of our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. If adequate funds are not available, we may be unable to sufficiently develop our operations to become profitable.

If the Company loses the services of its President, our business may be impaired.

Our success is heavily dependent upon the continued and active participation of our president, Dr. Claus Wagner Bartak. The loss of Dr. Bartak’s services could have a severely detrimental effect upon the success and development of our business, inasmuch as he is the only officer with the experience to continue the operations of the company.

The Company does not have any plans to hire additional personnel for at least the next six months, which may cause substantial delays in our operations.

Although we plan to expand our business and operations, we have no plans to hire additional personnel for at least the next six months. As we expand our business, there will be additional strains on our operations due to increased cost. In addition, there may be additional demand for our services. We now only have the services of our president to accomplish our current business and our planned expansion. If our growth outpaces his ability to provide services and we do not hire additional personnel, it may cause substantial delays in our operations.

The Company’s lack of an established nation-wide brand name could negatively impact our ability to effectively compete, which could prevent us from acquiring customers and increasing our revenues.

A significant element of our business strategy is to build market share by continuing to promote and establish the “Red Reef BioClear” brand. If we cannot establish our brand identity, we may fail to build the critical mass of customers required to substantially increase our revenues. Promoting and positioning our brand will depend largely on the success of our sales and marketing efforts and our ability to provide a consistent, high quality customer experience. To promote our brand, we expect that we will incur substantial expenses related to advertising and other marketing efforts. If our brand promotion activities fail, our ability to attract new customers and maintain customer relationships will be adversely affected, and, as a result, our financial condition and results of operations will suffer.

As public awareness of the health risks and economic costs of mold contamination grows, we expect competition to increase, which could make it more difficult for us to grow and achieve profitability.

We expect competition to increase as awareness of mold-related problems increases and as we demonstrate the success of mold prevention. A rapid increase in competition could negatively affect our ability to develop new and retain our existing clients and the prices that we can charge. Many of our competitors and potential competitors have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot be sure that we will have the resources or expertise to compete successfully. Compared to us, our competitors may be able to:

•	develop and expand their products and services more quickly;

•	adapt faster to new or emerging technologies and changing customer needs and preferences;

•	take advantage of acquisitions and other opportunities more readily;

•	negotiate more favorable agreements with vendors and customers;

•	devote greater resources to marketing and selling their products or services; and

•	address customer service issues more effectively.

Some of our competitors may also be able to increase their market share by providing customers with additional benefits or by reducing their prices. We cannot be sure that we will be able to match price reductions by our competitors. In addition, our competitors may form strategic relationships to better compete with us. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements that could increase our competitors’ ability to serve customers. If our competitors are successful in entering our market, our ability to grow or even sustain our current business could be adversely impacted.

If we fail to keep up with changes in our industry, we will become less competitive, limiting our ability to generate new business and increase our revenues.

In order to remain competitive, serve our customers effectively and increase our revenue, we must respond on a timely and cost-efficient basis to changes in technology, industry standards and procedures and customer preferences. We need to continuously develop new procedures and technologies that address new developments in the construction industry in general, the market segments we serve and the regions in which we operate, as well as laws, regulations, rules, standards, guidelines, releases and other pronouncements that are periodically issued by legislatures, government agencies, courts, professional associations and others. In some cases these changes may be significant and the cost to comply with these changes may be substantial. We cannot assure you that we will be able to adapt to any changes in the future, that we will have the financial resources to keep up with changes in the marketplace or that we will be able to offset those costs with increases in the amounts we charge for our services. This would cause our net income to decline, which likely will lead to a decline in the price of our publicly traded securities, resulting in a loss of all or a part of your investment.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether because of new information, future events, or otherwise. In addition, the uncertainties include, but are not limited to, competitive conditions involving our markets.

Red Reef Laboratories International, Inc. (“We”/”Us”) was incorporated in the State of Florida on October 1, 2002 as GSC Global, Inc. We filed Articles of Amendment to the Articles of Incorporation on January 10, 2005 changing the corporate name to Red Reef Laboratories International, Inc. Our objective is to become the premier mold remediation company in Florida and beyond.

We will utilize a unique "streamlined" decontamination process enabled by new state-of-the-art mold-killing products that create exceptional profit potential. Leveraging our exclusive proprietary technology to these products, we will look to develop additional applications in other industries creating new revenue opportunities. We intend to use infusions of capital and/or debt to launch operations, secure or develop exclusive synergetic product rights, establish a market position, and achieve significant financial goals.

RESULTS OF OPERATIONS

For the six months ended March 31, 2007 and 2006 (unaudited)

Net Income / Loss

We had a net loss of $117,380 and $159,910 for the six months ended March 31, 2007 and 2006, respectively. The net losses in these periods were due primarily to operational expenses, which were $566,387 and $233,241 for the six months ended March 31, 2007 and 2006, respectively.

Revenue

We recorded revenues of $449,197 and $73,331 for the six months ended March 31, 2007 and 2006, respectively. The increase in revenues was attributable to our selling increased surface decontamination products and specialized services in the fight against bacteria, viruses and fungi (mold) infestations of our living environment.

To inform the reader and provide more decision usefulness herein, the following paragraphs were written describing more of what we do, the services we provide and the products we offer.
One of our lead products is EPA registered as a multipurpose, broad-spectrum antimicrobial and biocide. The formula is based on non-ionic surface active agents; benzalkonium chlorides that are field-tested as fast-acting germicides, algaecides, fungicides, and even in medical applications as a disinfecting wound irrigant and antiseptic.

This formula comprises of a blend of proprietary components which provides an advanced sanitizing, disinfecting, deodorizing and cleaning tool for general use in demanding decontamination applications, for a healthier environment in homes, in hospitals, nursing homes, schools, food processing plants and other facilities where controlling biological hazards is of prime importance.

When formulated as an “all in one” disinfectant, detergent, deodorizer, mildewstat, fungicide, sanitizer and virucide, it is packaged and tailored for specific applications like bio-defense. It is proven highly effective against a great number of harmful bacteria such as Pseudomonas aeruginosa, E-coli, Salmonella, Streptococcus (including Clinical-Flesh Eating Strain), BIRD M3 and Staphylococcus.

Effective on surface virus contamination with Influenza A2, Herpes Simplex I, Adenovirus Type II, HIV and Vaccinia Virus (a representative of the poxvirus), it is compliant with all hospital requirements. Its proprietary chemical catalyst triggers rapid spread, penetration and coverage, quickly carrying the active “fighting” components to operation. This effect has been proven in its application as a bactericide, fungicide and virucide even in the presence of organic soil (5% blood serum).

Expenses

Operating expenses for the six months ended March 31, 2007 and 2006 were $566,387 and $233,241, respectively. Professional fees were the primary reason for the increases in the respective periods in that we issued $90,000 worth of our common shares for services rendered during the six months ended March 31, 2007.

Liquidity and Capital Resources

Net cash flows used in operating activities were $63,024 and $106,905 for the six months ended March 31, 2007 and 2006, respectively. This was primarily attributable to a net loss, which was $117,380 and $159,910 for the six months ended March 31, 2007 and 2006, respectively, offset by the non-cash charges for common shares issued for services rendered during the six months ended March 31, 2007 only.

Net cash flows from investing activities for the six months ending March 31, 2007 and 2006 were $200,742 and $16,689, respectively. The cash flows used in investing activities for the six months ended March 31, 2007 was primarily used for the purchase of intangible assets in the amount of $200,000. We purchased fixed assets in both periods with the use of cash from investing activities.

Net cash flows provided by financing activities were $327,556 and $127,864 for the six months ended March 31, 2007, and 2006, respectively. This was mainly attributable to $467,250 and $100,000 proceeds from the sale of common stock for the six months ended March 31, 2007 and 2006, respectively, offset by changes in loans from stockholders.

Overall, we have funded all of our cash needs from inception through March 31, 2007 with proceeds from issuances of common stock.

On March 31, 2007, we had cash of $78,934 on hand. We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

The proceeds from this offering will satisfy our cash requirements for the next 12 months. It will not be necessary to raise additional funds.

For the years ended September 30, 2006 and 2005 (audited)

Net Loss

We had a net loss of $2,132,643 and $596,752, for the years ended September 30, 2006 and 2005, respectively. The net losses in these periods were due primarily to general and administrative expenses, which were $2,208,002 and $608,976 for the years ended September 30, 2006 and 2005, respectively.

Revenue

We recorded revenues of $76,575 and $12,224 for the years ended September 30, 2006 and 2005, respectively. The increase in revenues was attributable to our selling increased surface decontamination products and specialized services in the fight against bacteria, viruses and fungi (mold) infestations of our living environment.

Expenses

Operating expenses for the years ended September 30, 2006 and 2005 were $2,208,002 and $608,976, respectively. Professional fees were the primary reason for the increases in the respective periods in that we issued $800,000 and $245,000 worth of our common shares for services rendered during the years ended September 30, 2006 and 2005, respectively.

Liquidity and Capital Resources

Net cash flows used in operating activities were $34,611, $197,810 for the years ended September 30, 2006 and 2005, respectively, primarily attributable to a net loss, which were $2,132,643, and $596,752 for the years ended September 30, 2006 and 2005, offset by the increases in accounts payable in both periods.

Net cash flows from investing activities for the years ending September 30, 2006 and 2005 were $16,689 and $-0-, respectively. There was $16,689 in cash flows used in investing activities for the year ended September 30, 2006 that was used for the purchase of fixed assets.

Net cash flows provided by financing activities were $64,744, $185,250 for the years ended September 30, 2006 and 2005, mainly attributable to $138,196, and $253,828 proceeds from loans from minority stockholders in the years ended September 30, 2006 and 2005, respectively.

Overall, we have funded all of our cash needs from inception through September 30, 2006 with shareholder loans.

On September 30, 2006, we had cash of $15,144 on hand. We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

The proceeds from this offering will satisfy our cash requirements for the next 12 months. It will not be necessary to raise additional funds.

ITEM 3. DESCRIPTION OF PROPERTY

The company’s 3,000+ square foot office facility located in Deerfield Beach, Florida consists of four executive offices, one secretary/bookkeeping office, a copier/storage room, small lab space, warehouse and staging area.

The company leases its facility from the Hillsborough Executive Center, whose property is managed by CF Property Management Services, Inc.

On March 25, 2003, the company entered into a forty-two month operating lease agreement for its office facilities. In March 2004, the company extended its lease for another twelve months until September 2007.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of May 16, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Claus Wagner-Bartak & Maria H. Wagner-Bartak, JT TEN 2508 Northwest 6th Court Boynton Beach, FL 33426	135,000,000 Direct	16.6%
Peter Versace 5851 Holmberg Road, Apt. 2412 Parkland, FL 33067	135,000,000 Direct	16.6%
Guido Volante 735 Lake Shore Drive Delray Beach, FL 33444	135,000,000 Direct	16.6%
John Spargo 11212 Waples Mill Road Fairfax, VA 22030	135,000,000 Direct	16.6%
Lynn Michels-Hambro 6461 NW 2nd Avenue, Apt. 412 Boca Raton, FL 33487	63,000,000 Direct	7.7%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Claus Wagner-Bartak & Maria H. Wagner-Bartak, JT TEN 2508 Northwest 6th Court Boynton Beach, FL 33426	135,000,000 Direct	16.6%
Peter Versace 5851 Holmberg Road, Apt. 2412 Parkland, FL 33067	135,000,000 Direct	16.6%
John Spargo 11212 Waples Mill Road Fairfax, VA 22030	135,000,000 Direct	16.6%
All directors and officers as a group	405,000,000	49.8%
Total Outstanding	815,083,054	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officers and directors of the Company are as follows:

Name	Age	Position
Claus Wagner Bartak	69	Chairman and President
Peter Versace	44	Vice President, Secretary and Director
John Spargo	68	Director

Executive Officers of the Registrant

The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Dr. Claus G. J. Wagner Bartak, President and Director
Listed in several International Who’s Who, Dr. Wagner Bartak is an accomplished, internationally recognized scientist and business executive.
The span of Dr. Wagner Bartak’s experience reaches from scientific, technical, business development and executive management of major multinational aerospace projects to the development of information technology systems and the founding of several successful business ventures, which are in the forefront of novel technological developments.
Dr. Wagner Bartak is the creative mind that pioneered research and development of the Internationally recognized 'Canadarm' utilized on NASA's Space Shuttle. Dr. Wagner Bartak is renowned for his research in the field of robotics.
He received his basic university education in sciences at Ludwig-Maximilian University, Munich, and in business administration and engineering management at Technical University, Munich, Germany. He further studied and lectured in Business Management, Medicine, Pharmaceutical Developments and Robotics.

•	1969, Dr. Sc. in Science, specialized in: Physics, Physical Chemistry, Radiobiology (magna cum laude)
•	1967, M.Sc. in Physics, Chemistry, Mathematics (magna cum laude)
•	1962, B.Sc. in Physics, Chemistry, Mathematics

In industry, he has held the following major positions:

•	Director, Managing Director, WebViews, Inc., Toronto, Canada, 1998 - 2002, a software and Internet service company
•	Director, President & COO, WFFT, Inc., an Internet service company Scottsdale, AZ, 2000
•	Director, COO, CSO, BA Tech, Inc. (now Biosante) a biotechnology/pharmaceutical company, Atlanta, GA, 1997 - 1999
•	Director, President, Titanium Corporation of Canada, Inc., Toronto, Canada, 1999 - 2000, a natural resources company
•	Co-Founder, Director, President, CEO, Structured Biologicals Inc. (formerly Diasyn Technologies, Inc.), Toronto, Ontario, 1987 - 1996
•	Founder, President, Energy Dynamics Inc., an engineering and management service and research company, Toronto, Canada - Munich, Germany - Arlington, USA, 1983 - 1997
•	Vice President, General Manager, Spar Aerospace Limited, an aerospace company, Toronto, Ontario - Montreal, Quebec, 1974 - 1983
•	Programs Director, Corporate Director, Messerschmitt Boelkow Blohm GmbH, an aerospace and advanced technology company, Munich, Germany, 1969 - 1974

Dr Wagner Bartak is an expert consultant and advisor to government and industry in frontier technologies, innovations and business systems since 1982.
International Awards earned by Dr. Wagner Bartak:

•	Engineering Medal (Professional Engineers, Ontario) 1982
•	Public Service Medal (NASA) 1982
•	NASA Astronaut Award 1983
•	NASA Group Achievement Awards (KSC and JSC) 1982
•	International Engelberger Award 1986
•	Dauphin Award, 1990

Peter Versace, Vice President, Secretary and Director

A corporate “Entrepreneur,” Peter Versace has honed his award winning management skills as an accomplished operations executive. A consummate Business Analyst, Mr. Versace has particular competence in management of Logistics, Supply Chain Management, Patent and Trademark Registration and International Licensing.
Highly experienced with Governmental relations, Mr. Versace has led initiatives in Government and Military Sales, regulatory processes for Import/Export, Environmental and International standards.
Mr. Versace has broad Information Technology and Business Development expertise in multiple corporate positions, such as:

•
Senior IT Analyst for AVON Corporation; Responsible for developing Stored Procedures in Oracle/Unix to perform data ETL processes for Avon e-Commerce. Specifically responsible for developing data base architectures for Item Data Table Population for both IBM Net Commerce Supplied Tables as well as Avon specific tables to blend the IBM package, with Avon Business Practices/Specifications.

•
Business Development Manager for IT Marketing Group working on the Finance/Marketing Category Profitability System. Responsible for working with the Finance Group gathering Business Specifications and Business Process information, Defining the Functionality Scope of the System.

•
Import Coordinator for Menlo Logistics (Serving IBM Poughkeepsie) Acted as U.S. Liaison to all IBM plants located in Spain, Hungary, France, the U.K., the Netherlands and Ireland. Worked with schedulers, shippers, freight forwarders and the domestic warehouses to insure orders shipped were orders received.

•	Business Analyst at AVON Corporation. Analyzed Avon’s Global Component and Ingredient Supply Chain Operations. Markets analyzed included the U.S., South America, Europe and the Pacific Rim Countries.
•
President of SOCIETE COMMERCIALE DES TRANSACTIONS, INC (SCT, Inc.) an import/export business development company specializing in consumer goods and services and government and military sales. Key impact areas included facilitating joint ventures and strategic alliances.

•
Consultant experienced working with the Ministry of Health in Japan for product import approvals. Responsible for regulation compliance, Government Registration procedures requesting Product Classifications and Government approvals for import into Japan.

EDUCATION: B.S., Bloomsburg University of Pennsylvania, Bloomsburg, PA
Major: Computer and Information Science
Minor: Business

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Red Reef Laboratories International, Inc. during the years 2006, 2005, and 2004, except as described below. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by our President and Vice President.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Claus Wagner Bartak Chairman and President	2006 2005 2004	$16,250 - -	- - -	- - -	- - -	- - -	- - -	- - -	$16,250 - -
Peter Versace Vice President, Secretary and Director	2006 2005 2004	$16,250 - -	- - -	- - -	- - -	- - -	- - -	- - -	$16,250 - -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2005, five shareholders loaned the Company a total of $110,000. Corporate notes were issued to these shareholders as follows:

NAME	AMOUNT	TERMS OF NOTE
Warren Carlsted	$20,000	Three years, 8% convertible note
Susan Berkwitt	$15,000	Three years, 8% convertible note
Daryl Goodrich	$ 5,000	Three years, 8% convertible note
Carol Dothe	$50,000	Three years, 8% convertible note and 25,000 common shares of RRLB
Lois Fricke	$20,000	Three years, 8% convertible note and 10,000 common shares of RRLB

In 2006, another shareholder loaned an additional $25,000 to the Company. The demand note carries 8% interest.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 3,000,000,000 shares of common stock, $.001 par value, of which 815,083,054 shares are currently issued and outstanding. The holders of shares of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available, and upon liquidation of the Company to share pro rata in any distribution to shareholders.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value, of which none is issued and outstanding. If issued, our preferred shares may include certain shareholder privileges to be determined by our board of directors such as cumulative dividend payments and conversion features.

PacWest Transfer, LLC, 360 Main Street, Washington, Virginia 22747, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

The Company has 815,083,054 shares of Common Stock outstanding but of these shares, only 103,482,000 shares are freely tradeable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares"). The officers and directors of the Company directly own 405,000,000 shares.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Typically, Rule 144 transactions require a legal opinion that the conditions for a Rule 144 sale have been met.

Based on the foregoing, the Company estimates approximately 10,300,000 shares of common stock may be permitted to be sold every three month period under Rule 144.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities trade on the over-the-counter market "pink sheets." The Company's trading symbol is "RRLB." On May 16, 2007, the closing price was $0.01. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:

	Closing
	High	Low

12/31/2006	1.70	.07

3/31/2007	.16	.01

Holders

As of May 16, 2007, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 131.

Dividend Policy

The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On or about April 5, 2006, we increased our authorized common shares to 3,000,000,000. In addition, we authorized 10,000,000 shares of convertible preferred stock to be issued, $.001 par value, with a conversion ratio to be set at a later date. Our board of director also enacted a 10 for 1 forward stock split on February 15, 2006 and a 6 for 1 forward split on January 5, 2007.

On or about October 1, 2003, we entered into a Financial Advisory Services Agreement with Greentree Financial Group, Inc. Under the terms of the agreement, Greentree Financial Group, Inc. has agreed to provide the following services:

•	Assistance with the preparation of our Form SB-2 registration statement;
•	State Blue-Sky compliance;
•	Selection of an independent stock transfer agent; and
•	Edgar services.

In exchange for these services, we paid Greentree $15,000 and issued 4,500,000 shares (75,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $75,000, or $.016 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In June of 2005, we issued 1,500,000 shares of common stock to Margy La Fond and 3,000,000 shares of common stock to Joseph DeMatteo for consulting services. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In June of 2006, we issued 600,000 shares of common stock to Melodee Martins for administrative services rendered and 3,000,000 shares of common stock to Al Mirman for services rendered as a consultant advising on NASD filings. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On October 9, 2006, we issued 4,800,000 shares of common stock to Vernon R. Way for $36,000. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In October and November of 2006, we issued 1,910,000 shares of common stock to Mazuma Corp. of Bloomington, Minnesota at $.08 to $.35 per share pursuant to our Regulation D offering.

On or about January 12, 2007, we entered into a consulting agreement with I.R. International Consultants, Inc., for consulting services including:

•	Advise, consult and generally help the Company in executing their business plan
•	Consult on and assist with the drafting of press releases and public disclosures by the Company
•	Assist in introducing our Company to various funding sources

In exchange for these services, we issued I.R. International 3,000,000 shares of common stock. The common shares issued were valued at the estimated market value of the common stock issued, or $30,000, or $.01 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In February and March, 2007, we issued 500,000 shares of common stock each to Jordan Serlin, Kurt Rahn and Nathan Evans for their participation on the Company's Advisory Board. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only three offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On or about March 27, 2007, we entered into a service agreement with Mica Capital Partners LLC, for public relations services including:

•	Advise, consult and generally help the Company in executing their business plan
•	Consult on and assist with the drafting of press releases and public disclosures by the Company
•	Assist in introducing our Company to various funding sources

In exchange for these services, we paid Mica Capital $10,000 and issued 10,000,000 shares of our common stock. The common shares issued were valued at the estimated value for the services received, or $100,000, or $.01 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On or about March 28, 2007, we entered into a direct marketing and sales agreement with Jennifer Fox and James V. Magrino to act as non-exclusive sales representatives for the non-exclusive territories of New York and New Jersey with the intent that they promote Red Reef products and services within those territories.

In exchange for these services, we issued Jennifer Fox and James V. Magrino 2,500,000 shares each of common stock. The common shares issued were valued at the estimated value of services rendered, or $25,000, or $.01 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On or about April 12, 2007, we entered into a legal services agreement with Jackson and Jackson for general legal services. In exchange for these services, we issued Jackson and Jackson 250,000 shares each of common stock. The common shares issued were valued at the estimated value of services rendered, or $25,000, or $.10 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

During the first quarter of 2007, we also issued 18,000,000 shares of our common stock for $180,000. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there were only six offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Florida law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. Those circumstances include that an officer, director, employee or agent may be indemnified if the person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A true and correct copy of Section 850 (1) of Chapter 607 of the Florida Statutes, that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

Article 3, Section 11 of the By-Laws of Red Reef Laboratories International, Inc. provides that the Board of Directors shall have authority to fix the compensation of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The effect of indemnification may be to limit the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of Red Reef Laboratories International, Inc.) to recover monetary damages and expenses against a director for breach of fiduciary duty

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Red Reef Laboratories International, Inc.

We have reviewed the accompanying balance sheet of Red Reef Laboratories International, Inc. as of March 31, 2007, and the related statements of operations, stockholders’ equity (deficiency in assets), and cash flows for the six-month period ended March 31, 2007. These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As stated in Note 11, management has restated the statement of stockholders’ equity (deficiency in assets) and cash flows for the six-month period ended March 31, 2007, due to management becoming aware that these financial statements contained an error in the description of transactions for the period.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Dohan and Company, C.P.A., P.A.
Dohan and Company, C.P.A., P.A.
Certified Public Accountants

Miami, Florida
May 22, 2007

RED REEF LABORATORIES INTERNATIONAL, INC.
BALANCE SHEET
AS OF MARCH 31, 2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$78,934
Inventories	4,009
Deferred income tax assets, net of $645,084 valuation allowance	-

TOTAL CURRENT ASSETS	82,943

PROPERTY AND EQUIPMENT, NET	487,272

LOANS AND ADVANCES TO STOCKHOLDERS	167,469

ACQUISITION DEPOSIT	200,000

SECURITY DEPOSITS	8,526

TOTAL ASSETS	$946,210

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$130,628
Settlement payable	35,000
Judgements payable	400,195

TOTAL CURRENT LIABILITIES	565,823

DUE TO STOCKHOLDERS	119,061

TOTAL LIABILITIES	684,884

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDER'S EQUITY
Preferred stock:$.001 par value: 10,000,000 shares
authorized: none issued	-
Common stock: $.001 par value; 3,000,000,000 shares
authorized:783,728,324 issued and outstanding	783,728
Additional paid-in capital	2,870,647
Deficit	(3,393,049)
TOTAL STOCKHOLDER'S EQUITY	261,326

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$946,210

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED MARCH 31, 2007

PRODUCTS	$5,000
SERVICES	444,197
TOTAL REVENUES	449,197

COST OF REVENUES EARNED	190

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	566,387

OPERATING LOSS BEFORE INCOME TAXES	(117,380)

PROVISION FOR INCOME TAXES	-

UTILIZATION OF NET OPERATING LOSS CARRY FOWARD	-

NET LOSS	$(117,380)

WEIGHTED AVERAGE SHARES - BASIC AND DILUTED	741,045,000

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.0002)

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
(RESTATED)

					Total
					Stockholders'
			Additional		Equity
	Common Stock		Paid-in		(Deficiency
Description	Shares	Amount	Capital	Deficit	in Assets)

Balance, September 30, 2006 (Audited)	671,862,000	671,862	1,179,584	(3,275,669)	(1,424,223)

Shares issued fro conversion of debt	2,406,324	2,406	39,709	-	42,115
Shares issued for cash	33,360,000	33,360	453,890	-	487,250
Shares issued for services rendered	13,000,000	13,000	77,000	-	90,000
Shares issued for board compensation	1,000,000	1,000	4,000	-	5,000
Shares issued for acquisitions	1,200,000	1,200	18,800	-	20,000
Accrued interest receivable from stockholders	-	-	8,564	-	8,564
Shares issued for services rendered, included in accrued
liabilities at September 30, 2006	60,900,000	60,900	1,089,100	-	1,150,000
Net loss for the six months ended March 31, 2007	-	-	-	(117,380)	(117,380)
Balance, March 31, 2007	783,728,324	783,728	2,870,647	(3,393,049)	261,326

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED MARCH 31, 2007
(RESTATED)

Net Loss	$ (117,380)

Adjustments to reconcile net loss to net cash and cash equivalent used by operating activities:
Depreciation	11,148
Shares issued for services	110,000
Shares issued for board of director's compensation	5,000
Changes in assets and liabilities:

Decrease in inventories	190
Decrease in accounts payable and accrued expenses	(71,982)

Net cash used by operating activities	(63,024)

Cash flows from financing activities:
Sale of common stock	467,250
Change in loans and advances from stockholders, net	(89,694)
Repayment of short-term debt	(50,000)

Net cash provided by in financing activities	327,556

Cash flows from investing activities:
Increase in acquisition deposit	(200,000)
Purchase of property and equipment	(742)

Net cash used in investing activities	(200,742)

INCREASE IN CASH AND CASH EQUIVALENTS	63,790

CASH AND CASH EQUIVALENTS, BEGINNING	15,144

CASH AND CASH EQUIVALENTS, ENDING	$78,934

Supplemental Disclosures:
Income taxes paid	$-
Interest paid	$10,562
Shares of common stock issued to acquire assets	$20,000
Shares of common stock issued to satisfy long-term debt	$42,115
Property and equipment purchased through judgements payable	$450,195

SEE ACCOMPANYING NOTES

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Red Reef Laboratories International, Inc., (the Company) is developing products for animal husbandry, veterinary applications, hospital decontamination, military and homeland defense uses, and a variety of indoor air quality concerns, based on proprietary surface decontaminating technology.

In the last quarter of 2005, the Company launched its BioClear Mold remediation division, which is engaged in providing services utilizing exclusive proprietary products for commercial as well as residential properties. Red Reef has also begun to establish commercial accounts offering TKO, a proprietary, EPA registered, hard surface mold, mildew and algae cleaner and surface sanitizer.

Cash and cash equivalents
Cash and cash equivalents consist of time deposits and liquid instruments with original maturities of three months or less.

Revenue Recognition
The Company recognizes revenue when its products are shipped or services are rendered. Licensing fee revenues are recognized as revenue when all contract terms have been completed.

Inventories
Inventories consist principally of raw materials used in manufacturing. Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment and Depreciation
Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from 5 to 39 years. Maintenance and repairs are charged to expense as incurred, while major renewals and betterments are capitalized. When items of property, plant and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of income and retained earnings for that period.

Income Taxes
Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns. These differences relate principally to depreciation and bad debt allowances.

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Business and Credit Risk Arising from Cash Deposits in Excess of Insured Limits
The Company maintains its cash balances in one financial institution located in Deerfield Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2007, there were no uninsured balances.

For the six months ended March 31, 2007, total revenues from the Company’s largest customer approximated $440,000, 98.9% of the total revenues for the period, the $440,000 was a one-time fee for a licensing agreement.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses for the six months ended March 31, 2007 totaled $21,830 .

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Cash and cash equivalents, loans and advances to stockholders, accounts payable and accrued liabilities are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with current market rates.

Basic and Fully Diluted Net Loss Earnings Per Common Share
The Company follows the provisions of Statements of Financial Accounting Standards No. 28 (SFAS 128), “Earnings Per Share.” SFAS No. 128 requires companies to present basic earnings (loss) per share (EPS) and diluted EPS, instead of primary and fully diluted EPS presentations that were formerly required. Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each year. For this quarter, the Company has no potentially dilutive instruments.

Impairment of Long-Lived Assets
The Company follows FASB Statement No. 144 (SFAS 144), “Accounting for the impairment of Long-Lived Assets.” SFAS 144 requires that long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized bases on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount of fair value less cost of sale.

Recent Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS 133 and 140.

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value. An entity that uses derivative instruments to mitigate the risk inherent in servicing assets and liabilities may carry servicing assets and liabilities at fair value. The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires an employer with publicly traded equity securities to recognize the funded status of a benefit plan and the related disclosure requirements. The effective date is December 31, 2006.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Computed equipment and software	$4,538
Furniture and fixtures	3,229
Vehicles	30,503
Buildings	154,863
Land	219,502
Machinery and equipement	95,830
Subtotal	508,465
Accumulated depreciation	(21,193)
Total Property and Equipement	$487,272

Total depreciation expense for the six months ended March 31, 2007, amounted to $11,148. Most of this property ($470,195) was acquired for stock and assumption of debt (See Notes 6 and 7).

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 2 - PROPERTY AND EQUIPMENT (CONTINUED)

The estimated value of the assets acquired was contractually valued at $1,192,487. An amount equivalent to 10% ($50,395) was discounted as commission and cost of future sales. The remaining difference of $671,358 reduced as assets prorate.

NOTE 3 - RELATED PARTY TRANSACTIONS

Loans and Advances to Stockholders - The Company loaned and advanced funds to three shareholders. These loans and advances are unsecured, bear interest at 8%, and are due on demand. Outstanding advances totaled $160,882 at March 31, 2007. These amounts include accrued interest receivable of $60,393. Accrued interest receivable has been recorded as additional paid-in capital.

Due to Stockholders
Due to stockholders at March 31, 2007 consisted of the following:

8% convertible notes from 3 minority shareholders, due on demand	$65,000
Loan from shareholder, unsecured, due on demand, and accrues interest at 8%	54,061
Total due to stockholders	$119,061

Interest expense for the period ended March 31, 2007 was $10,562. Interest payable at March 31, 2007 for the above was $36,929.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31 consisted of the following:

Trade accounts payable	$39,991
Accrued interest	53,156
Accrued payroll, taxes and benefits payable	17,066
Other accruals	20,415
Other taxes payable	-
Total accounts payable and accrued liabilites	$130,628

NOTE 5 - INCOME TAXES

Deferred income taxes and benefits for the six-months ended March 31, 2007, are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 20.5%) of these temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities, consist of the following:

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 5 - INCOME TAXES (CONTINUED)

Deferred Income tax assets:
Expected income tax	$-
Net operating loss carryfoward	651,692
Total deferred tax assets	651,692
Deferred Income tax liabilities:
Excess tax depreciation over book depreciation	6,608
Less valuation allowance	645,084
Net deferred income tax assets	$-

The Company has a net operating loss carryover for federal income tax purposes of approximately $3,128,986 expiring in September 2026. However, if the Company has an ownership change as defined in Section 382 of the Internal Revenue Code, the Company may be limited in its ability to utilize the loss carry-forwards. A valuation allowance of $645,084 has been established to eliminate the deferred tax benefit that exists because it is uncertain that the benefit will ever be realized.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has authorized 3,000,000,000 shares of $.001 par value common stock.

During the six months ended March 31, 2007, 32,160,000 shares were issued for $485,750 in cash; 1,200,000 shares were issued to acquire the assets and liabilities of Altfuels Corporation and related organization’s assets and liabilities; 2,406,324 shares were issued to convert $40,000 in debt including $2,115 in accrued interest; 75,100,000 shares were issued for consulting services; and 1,000,000 shares were issued for Board of Director compensation. The Company is restricted in its ability to issue dividends, and plans to reinvest any income in the Company.

On December 1, 2006, the Company resolved to increase the number of issued and outstanding shares of common stock by way of a forward stock split (the Stock Split) in the amount of 1 share for 6 shares. All common stock amounts in this report have been restated to account for the stock split and retroactive effect has been given to financial statements to the stock split.

NOTE 7 - CURRENT OBLIGATIONS PAYABLE

The Company acquired the assets and assumed the liabilities of Altfuels Corporation and related organization’s assets and liabilities during the quarter ending December 31, 2006. The liabilities of the L-1011 Corporation (related organization) were in default at the time of the acquisition, for which judgments exist. The Company is currently attempting to refinance the debt and remove the judgments.

The debt, which is secured by the acquired land, buildings and machinery, consists of the following:

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 7 - CURRENT OBLIGATIONS PAYABLE (CONTINUED)

Iberville Bank	$236,046
Community Bank	124,086
Capital Bank	29,000
S/Savoie Inc.	10,000
Property tax due	1,063
Total current obligations payable	$400,195

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company was involved in a civil law suit as a defendant. The case was Global Bio Solutions vs. Kopperud et.al. filed June 17, 2004, in the San Diego Superior Court, Case number GIC831566 for negligence. The plaintiff alleged that Kopperud and other parties involved including the Company were negligent for a missed business opportunity. The Company settled out of court on June 13, 2006, with the plaintiff, for $35,000, to begin accruing interest in June 30, 2007 (due date) at 8% per annum. As a result of the settlement, the case was dismissed on June 20, 2006.

On January 1, 2005, the Company entered into a sixty-month operating lease agreement for its office facilities, which provides for monthly lease payments of $3,103, plus sales tax, with annual rent increases of 5%.

The following is a schedule of estimated future minimum rental payments required under the operating lease as of March 31, 2007:

2007	$29,323
2008	39,860
2009	40,685
2010	41,530
2011	42,411
Total	$193,809

NOTE 9 - GOING CONCERN AND MANAGEMENT’S PLANS

As reflected in the accompanying financial statements, the Company recognized a net loss of $117,380 for the six months ended March 31, 2007. The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing and achieve profitable operations. The Company’s strategy is to expand aggressively by acquisitions and mergers. In addition, the Company’s intention is to negotiate product distribution agreements with foreign distributors abroad. The plan also includes raising capital through private stock offerings. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Management believes that the acquisitions, which are on going concerns, should result in revenues and profit generation.

NOTES TO FINANCIAL STATEMENTS (RESTATED)
Six months ended March 31, 2007
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 10 - SUBSEQUENT EVENTS

The Company has signed a letter of intent to purchase Certified Environmental Services, Inc. for $2,800,000, and has placed $200,000 in escrow towards the purchase (acquisition deposit). The Company anticipates completing the purchase of Certified Environmental Services, Inc. in the third quarter of 2007. The transaction is currently structured as a cash purchase contingent upon the Company’s ability to raise the funds necessary for the acquisition.

The Altfuels Inc. and related acquisition will serve as the pilot development for the joint venture with JDM Capital to roll out the process alignment for environmental improvements and green development uses for the property. The active momentum of beginning this process will allow for unlocking the value of the location, and begin to place it on a path of revenue generation.

NOTE 11 - RESTATEMENT

In May 2007 management became aware that their Statement of Stockholders’ Equity (Deficiency in Assets) and their Statement of Cash Flows contained an error in the description of transactions for the period. As a result, the Company is, by means of this filing, restating its previously issued financial statements for the six months ended March 31, 2007.

The restatement is a result of services rendered for the Company at September 30, 2006 for $1,150,000 in exchange for shares of common stock that were issued subsequent to the fiscal year-end of September 30, 2006, that was included in the statement of cash flows for the six months ended March 31, 2007, and $50,000 that was received for 1,200,000 shares of common stock at September 30, 2006, and the shares of stock were issued subsequent to the fiscal year-end.

The restatement of the Company’s statement of stockholders’ equity (deficiency in assets) as of March 31, 2007, resulted in a reclassification and decrease in the number and amount of shares of common stock issued for consulting and additional paid-in capital of 62,100,000, $62,100, and $1,107,900, respectively. An addition of a new line item by the name of shares issued for services rendered included in accrued liabilities at September 30, 2006, increased the number and amount of shares of common stock, and additional paid-in capital by 60,900,000, $60,900 and $1,089,100, respectively, and an increase in number and amount of shares of common stock issued for cash, and additional paid-in capital by 1,200,000, $1,200, and $18,800, respectively. Consequently, the Company has changed the name of the line item shares issued to convert debt to shares issued for conversion of debt, and shares issued for consulting to shares issued for services rendered. The restatement of the Company’s statement of cash flows for the six months ended March 31, 2007 resulted in a decrease of shares issued for consulting services of $1,150,000, and a decrease in the “decrease in accounts payable and accrued expenses” of $1,150,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Red Reef Laboratories International, Inc.

We have audited the accompanying balance sheets of Red Reef Laboratories International, Inc. as of September 30, 2006 and 2005, and the related statements of operations, deficiency in assets, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Reef Laboratories International, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements, as discussed in Note 9 to the financial statements, have been prepared assuming that the Company will continue as a going concern. The Company has used, rather than provided, cash from operating activities, had a working capital deficiency, and has a deficit of $3,275,669. The ability of the Company to continue operations is subject to its ability to secure additional capital to meet its obligations and to fund operations. Management's plans in regard to these matters are also described in Note 9 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dohan and Company, C.P.A., P.A.
Certified Public Accounts
Miami, Florida
April 23, 2007

RED REEF LABORATORIES INTERNATIONAL, INC.
BALANCE SHEETS
SEPTEMBER 30,

	2006	2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$15,144	$1,700
Inventories	4,199	5,415
Deferred income tax assets, net of $645,084 and
$120,980 valuation allowance, respectly	-	-

TOTAL CURRENT ASSETS	19,343	7,115

PROPERTY AND EQUIPMENT, NET	27,483	15,619

LOANS AND ADVANCES TO SHAREHOLDERS	361,520	288,068

SECURITY DEPOSITS	8,526	8,526

TOTAL ASSETS	$416,872	$319,328

LIABILITIES AND DEFICIENCY IN ASSETS

CURRENT LIABILITIES
Accounts payable and accrued expenses	$152,610	$60,619
Accrued Consulting Services to be Paid in Stock	1,200,000	-
Settlement payable	35,000	-

TOTAL CURRENT LIABILITIES	1,387,610	60,619

SETTLEMENT PAYABLE	-	35,000
DUE TO STOCKHOLDERS	453,485	342,425

TOTAL LIABILITIES	1,841,095	438,044

COMMITMENTS AND CONTINGENCIES (NOTES 8 and 10)

DEFICIENCY IN ASSETS
Preferred stock:$.001 par value: 10,000,000 shares
authorized: none issued	-	-
Common stock: $.001 par value; 3,000,000,000 shares
authorized:111,977,000 issued and outstanding	111,977	109,877
Additional paid-in capital	1,739,469	914,433
Deficit	(3,275,669)	(1,143,026)
TOTAL DEFICIENCY IN ASSETS	(1,424,223)	(118,716)

TOTAL LIABILITIES AND DEFICIENCY IN ASSETS	$416,872	$319,328

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
SEPTEMBER 30,

	2006	2005

PRODUCTS	$32,075	$1,509
SERVICES	44,500	10,715
TOTAL REVENUES	76,575	12,224

COST OF REVENUES EARNED	1,216	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,208,002	608,976

OPERATING LOSS BEFORE INCOME TAXES	(2,132,643)	(596,752)

PROVISION FOR INCOME TAXES	-	-

UTILIZATION OF NET OPERATING LOSS CARRY FOWARD	-	-

NET LOSS	$(2,132,643)	$(596,752)

WEIGHTED AVERAGE SHARES - BASIC AND DILUTED	110,865,219	107,787,132

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.02)	$(0.01)

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC
STATEMENT OF DEFICIENCY IN ASSETS

			Additional		Total
	Common Stock		Paid-in		Deficiency
Description	Shares	Amount	Capital	Deficit	in Assets

Balance, September 30, 2004	106,725,000	106,725	585,558	(546,274)	146,009

Shares issued for services	2,450,000	2,450	242,550	-	245,000
Shares issued for cash	702,000	702	69,498	-	70,200
Accrued interest receivable from stockholders	-	-	16,827	-	16,827
Net Loss for the year ended September 30, 2005	-	-	-	(596,752)	(596,752)

Balance, September 30, 2005	109,877,000	109,877	914,433	(1,143,026)	(118,716)

Shares issued for services	2,100,000	2,100	797,900	-	800,000
Accrued interest receivable from stockholders	-	-	27,136	-	27,136
Net Loss for the year ended September 30, 2006	-	-	-	(2,132,643)	(2,132,643)

Balance, September 30, 2006	111,977,000	111,977	1,739,469	(3,275,669)	(1,424,223)

SEE ACCOMPANYING NOTES

RED REEF LABORATORIES INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
SEPTEMBER 30,

	2006	2005

Net loss	$(2,132,643)	$(596,752)

Adjustments to reconcile net income to net cash used by operating activities
Depreciation	4,825	2,680
Stock issued for services	800,000	245,000
Changes in assets and liabilities:
Decrease in Inventories	1,216	62,124
Decrease in security deposits	-	5,420
Increase in accounts payable, accrued and other liabilities	1,291,991	83,718

Net cash provided by operating activities	(34,611)	(197,810)

Cash flows from financing activities:
Proceeds from loans from minority stockholders	138,196	253,828
Change in loans and advances from stockholders, net	(73,452)	(138,778)
Common stock issuance	-	70,200

Net cash provided by in financing activities	64,744	185,250

Cash flows investing activities:
Purchase of property and equipment	(16,689)	-

Net cash used in investing activities	(16,689)	-

INCREASE IN CASH AND CASH EQUIVALENTS	13,444	(12,560)

CASH AND CASH EQUIVALENTS, BEGINNING	1,700	14,260

CASH AND CASH EQUIVALENTS, ENDING	$15,144	$1,700

Supplemental Disclosures:
Income taxes paid	$-	$-
Interest paid	$-	$-
Interest received	$-	$-

SEE ACCOMPANYING NOTES

NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Red Reef Laboratories International, Inc., (the Company) is developing products for animal husbandry, veterinary applications, hospital decontamination, military and homeland defense uses, and a variety of indoor air quality concerns, based on proprietary surface decontaminating technology.

In the last quarter of 2005, the Company launched its BioClear Mold remediation division, which is engaged in providing services utilizing exclusive proprietary products for commercial as well as residential properties. Red Reef has also begun to establish commercial accounts offering TKO, a proprietary, EPA registered, hard surface mold, mildew and algae cleaner and surface sanitizer.

Cash and cash equivalents Cash consists of time deposits and liquid instruments with original maturities of three months or less.

Revenue Recognition The Company recognizes revenue when its products are shipped or services are rendered. Licensing fee revenues are recognized as revenue when all contract terms have been completed.

Inventories Inventories consist principally of raw materials used in manufacturing. Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment and Depreciation Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from 5 to 39 years. Maintenance and repairs are charged to expense as incurred, while major renewals and betterments are capitalized. When items of property, plant and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of income and retained earnings for that period.

Income Taxes Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns. These differences relate principally to depreciation and bad debt allowances.

Concentrations of Business and Credit Risk Arising from Cash Deposits in Excess of Insured Limits The Company maintains its cash balances in one financial institution located in Deerfield Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of September 30, 2006 and 2005, the Company had no uninsured balances that exceeded the FDIC limit.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising The Company expenses the advertising costs as they are incurred. Advertising expenses for the quarter ended December 31, 2006 totaled $0 and $2,495, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments Cash and cash equivalents, loans and advances to stockholders, accounts payable and accrued liabilities are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with current market rates.

Basic and Fully Diluted Net Loss Earnings Per Common Share The Company follows the provisions of Statements of Financial Accounting Standards No. 28 (SFAS 128), “Earnings Per Share.” SFAS No. 128 requires companies to present basic earnings (loss) per share (EPS) and diluted EPS, instead of primary and fully diluted EPS presentations that were formerly required. Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each year. For this quarter, the Company has no potentially dilutive instruments.

Impairment of Long-Lived Assets The Company follows FASB Statement No. 144 (SFAS 144), “Accounting for the impairment of Long-Lived Assets”. SFAS 144 requires that long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized bases on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount of fair value less cost of sale.

Recent Accounting Pronouncements In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS 133 and 140.

This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value. An entity that uses derivative instruments to mitigate the risk inherent in servicing assets and liabilities may carry servicing assets and liabilities at fair value. The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurements.” The statement is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires an employer with publicly traded equity securities to recognize the funded status of a benefit plan and the related disclosure requirements. The effective date is December 31, 2006.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2006	2005

Computed equipment and software	$3,797	$3,797
Furniture and fixtures	3,229	3,229
Vehicles	30,503	13,814
Subtotal	37,529	20,840
Accumulated depreciation	(10,045)	(5,221)
Total Property and Equipement	$27,484	$15,619

Total depreciation expense for the year ended September 30, 2006 and 2005, amounted to $4,825 and $2,680, respectively.

NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

NOTE 3 - RELATED PARTY TRANSACTIONS

Loans and Advances to Stockholders The Company loaned and advanced funds to three shareholders. These loans and advances are unsecured, bear interest at 8%, and are due on demand. Outstanding advances totaled $307,775 and $288,068 at September 30, 2006 and 2005 respectively. These amounts include accrued interest receivable of $53,789 and $26,610 at September 30, 2006 and 2005, respectively. Accrued interest receivable from stockholders has been recorded as additional paid-in capital.

Due to Stockholders

Due to stockholders consisted of the following:

	2006	2005
8% convertible notes from minority shareholders, due on demand	$105,000	$50,000
8% convertible note from shareholder, due November 2007	50,000	20,000
Three year 8% convertible note, due January 2006	-	20,000
Three year 8% convertible note, due May 2006	-	15,000
Three year 8% convertible note, due November 2006	-	50,000
Loan from 20% stockholder, unsecured, due on demand, 8% interest	298,486	187,425
Total due to stockholders	$453,486	$342,425

Interest expense was $39,092 and $15,731 for the periods ending September 30, 2006 and 2005, respectively. Interest payable at September 30, 2006 and 2005 for the above was $39,092 and $15,332, respectively.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	2006	2005
Trade accounts payable	$64,493	$15,344
Accrued interest	54,423	15,332
Accrued payroll, taxes and benefits payable	7,000	7,236
Accrued Liabilities	26,694	22,707
Other taxes payable	-	-
Total accounts payable and accrued liabilites	$152,610	$60,619

NOTE 5 - INCOME TAXES

Deferred income taxes and benefits for the year ended September 30, 2006, are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 20.5%) of these temporary differences and carry-forwards that give rise to significant portions of deferred tax assets and liabilities, consist of the following:

NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

NOTE 5 - INCOME TAXES (CONTINUED)

	2006	2005
Deferred Income tax assets:
Expected income tax	$-	$-
Net operating loss carryfoward	651,692	122,334
Total deferred tax assets	651,692	122,334
Deferred Income tax liabilities:
Excess tax depreciation over book depreciation	6,608	1,354
Less valuation allowance	645,084	120,980
Net deferred income tax assets	$-	$-

The Company has a net operating loss carryover for federal income tax purposes of approximately $3,128,986 expiring in September 2026. However, if the Company has an ownership change as defined in Section 382 of the Internal Revenue Code, the Company may be limited in its ability to utilize the loss carry-forwards. A valuation allowance of $645,084 has been established to eliminate the deferred tax benefit that exists because it is uncertain that the benefit will ever be realized.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company has authorized 3,000,000,000 shares of $.001 par value common stock.
During the year ended September 30, 2006 the Company issued 2,100,000 shares for $800,000 in services.

All common stock amounts in this report have been restated to account for the stock split and retroactive effect has been given to financial statements to the stock split.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company was involved in a civil law suit as a defendant. The case was Global Bio Solutions vs. Kopperud et.al. filed June 17, 2004, in the San Diego Superior Court, Case number GIC831566 for negligence. The plaintiff alleged that Kopperud and other parties involved including the Company were negligent for a missed business opportunity. The Company settled out of court on June 13, 2006, with the plaintiff, for $35,000, to begin accruing interest in June 2007 at 8% per annum. As a result of the settlement, the case was dismissed on June 20, 2006, this amount is reflected as settlement payable in the balance sheet.

On January 1, 2005, the Company entered into a sixty-month operating lease agreement for its office facilities, which provides for monthly lease payments of $3,103, plus sales tax, with annual rent increases of 5%.

The following is a schedule of estimated future minimum rental payments required under the operating lease as of September 30, 2006:

NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

2007	$33,389
2008	39,860
2009	40,685
2010	41,530
2011	42,411
Total	$197,875

NOTE 9 - GOING CONCERN AND MANAGEMENT’S PLANS

As reflected in the accompanying financial statements, while the Company recognized net loss of $2,132,643 for the year ended September 30, 2006. The Company has not generated significant recurring gross profit sufficient to sustain the operations. The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing and achieve profitable operations. The Company’s strategy is to expand aggressively by acquisitions and mergers. In addition, the Company’s intention is to negotiate product distribution agreements with foreign distributors abroad. The plan also includes raising capital through private stock offerings. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company anticipates that the acquisitions, which are a going concerns will result in an extremely positive revenue and profit generation.

NOTE 10 - SUBSEQUENT EVENTS

The Company has signed a letter of intent to purchase Certified Environmental Services, Inc. for $2,800,000, and has placed $100,000 in escrow towards the purchase (acquisition deposit). The Company anticipates completing the purchase of Certified Environmental Services, Inc. in the third quarter of 2007. The transaction is currently structured as a cash purchase contingent upon the Company’s ability to raise the funds necessary for the acquisition.

In November of 2006 the Company acquired the assets and liabilities of Altfuels, Inc. (a Louisiana Company). The Altfuels Inc. acquisition will serve as the pilot development for the joint venture with JDM Capital to roll out the process alignment for environmental improvements and green development uses for the property. The active momentum of beginning this process will allow for unlocking the value of the location, and begin to place it on a path of revenue generation. . In the first quarter of 2007 the Company received Federal Environmental Protection Agency registration approval for its products; BioClear 2000 Advanced Detergent Disinfectant, BioClear RD Hotel and Restaurant Disinfectant/Cleaner, BioClear MD Hospital Disinfectant Cleaner and BioClear FF Poultry and Swine Premise Disinfectant Cleaner. The Company is aggressively pursuing avenues for national distribution of these products.

In the second quarter of 2007 the company opened a branch office located in the warehouse section of the company owned property at 244 Highway L 1011, Napoleonville, LA, 70390. The purpose of this office is to provide initial support to establish a headquarters for environmental remediation.

PART III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation filed on October 1, 2002

3.2	Articles of amendment for name change filed January 10, 2005

3.3	Articles of amendment for change in capitalization filed February 15, 2006

3.4	Articles of amendment for change in capitalization filed April 5, 2006

3.5	Articles of amendment for change in capitalization filed December 6, 2006

3.6	By-Laws

4	Form of stock certificate

10.1	Professional Services Agreement with Greentree Financial Group, Inc., dated October 1, 2003

10.2	Consulting Agreement with Guoqiang Zhan & Ruishao Zhang, dated October 6, 2006

10.3	Consulting Agreement with MAC (Management Assistance Consultants) LLC, dated October 18, 2006

10.4	Consulting Agreement with Dynahealth, Ltd., dated December 20, 2006

10.5	Professional Services Agreement with I.R. International Consultants, Inc., dated January 12, 2007

10.6	Service Agreement with Mica Capital Partners LLC, dated March 27, 2007

10.7	Direct Marketing and Sales Agreement with Jennifer Fox and James V. Magrino, dated March 28, 2007

10.8	Consulting Agreement with Jackson and Jackson, dated April 12, 2007

10.9	Consulting agreement with Inavest, Inc.

10.10	Joint Venture agreement JDM

99.1	Section 850(1) of Chapter 607 of the Florida Statutes addressing indemnification

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

RED REEF LABORATORIES INTERNATIONAL, INC.

Dated: May 21, 2007	By:	/s/ Claus Wagner Bartak
Claus Wagner Bartak Chairman and President